

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2018

James F. McCabe, Jr.
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

> Re: **Triumph Group, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 24, 2017**
> **Form 8-K furnished November 8, 2017**
> **File No. 001-12235**

Dear Mr. McCabe:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2017
Management's Discussion and Analysis, page 23

1. Please enhance your disclosure to include the anticipated future cost savings as a result of your restructuring activities, at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Refer to SAB Topic 5P.4.

Critical Accounting Policies
Goodwill and Intangible Assets, page 45

2. Please revise or clarify your disclosure here and elsewhere where presented, that "[i]f based on this qualitative assessment the Company determines it is not more likely than

not that the fair value of a reporting unit is less than its carrying amount or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed….” Your disclosure does not appear to be consistent with ASC 350-20-35-3D.

Notes to Consolidated Financial Statements
21. Segments, Page 98

3. We note your disclosure that effective April 2016 the Company realigned into four business units which comprise your operating segments, reporting units, and reportable segments. Please reconcile your disclosure with your website which states the Company is organized into three market-facing business units, and the description of your Precision Components segment which is integrated within the Aerospace Structures business unit description on your website.

Form 8-K Furnished November 8, 2017
Exhibit 99.1

4. We note you provide your adjusted operating margin in the highlights section of your earning release on page 1. Please present with equal or greater prominence the comparable GAAP margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“C&DI”) for guidance.

5. We note you provide non-GAAP guidance for Adjusted Earnings per Diluted Share and Free Cash Use. Please present the comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the most directly comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to the above guidance and Item 10(e)(1)(i)(B) of Regulation S-K.

6. Please title your non-GAAP measure of Free Cash Use in a similar manner to your non-GAAP reconciliation of the measure which is titled as Free Cash Flow.

7. Please present with equal or greater prominence the comparable GAAP margin to your Adjusted EBITDA Margin presented on page 9 of the earnings release. Refer to the aforementioned guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure